SUB-ITEM 77M:  MERGERS

     (a) During the fiscal semi-annual period, the registrant became the surviving entity of a merger with The Kenwood Growth & Income Fund, a series of The Kenwood Funds.

     (b) On December 23, 2003, The Profit Fund, the sole series of the registrant, consummated a tax-free merger with The Kenwood Growth & Income Fund (the "Kenwood Fund"), the sole series of The Kenwood Funds, pursuant to an Agreement and Plan of Reorganization. The board of trustees of the registrant approved the Agreement and Plan of Reorganization on November 20, 2003, and a majority of the shares of the Kenwood Fund approved the merger at a special meeting of shareholders held on December 22, 2003.

          In accordance with the Agreement and Plan of Reorganization, the Kenwood Fund transferred all of its assets and identified liabilities to The Profit Fund. In exchange for the transfer of assets and liabilities, The Profit Fund issued a number of shares to the Kenwood Fund equal in value to the net assets transferred to The Profit Fund in connection with the merger. The Kenwood Fund then distributed to its shareholders of record all shares of The Profit Fund received by the Kenwood Fund. Following this distribution, The Kenwood Funds ceased business operations.

          The   Prospectus/Proxy   Statement  in  connection  with  the  merger,
          including the Agreement and Plan of Reorganization, is provided as an exhibit hereto--see Item 77Q1(g).